SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Templeton Dragon Fund, Inc.
                  ----------------------------------------------
                       (Name of Subject Company (Issuer))

                      Templeton Dragon Fund, Inc. (Issuer)
                  ----------------------------------------------
         (Names of Filing Persons (Identifying Status as Offeror, Issuer
                               or Other Person))


                                  Common Stock
                  ---------------------------------------
                         (Title of Class of Securities)

                                    88018T101
                  ------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Barbara J. Green, Esq.
                           Templeton Dragon Fund, Inc.
                            Broward Financial Centre
                        500 E. Broward Blvd., Suite 2100
                          Ft. Lauderdale, FL 33394-3091
                               Tel (954) 527-7500

                  -----------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                               Bruce G. Leto, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                           Philadelphia, PA 19103-7098
                               Tel (215) 564-8000

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation*                              Amount of Filing Fee*

   not applicable                                   not applicable
--------------------------------------------------------------------------------
* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration tatement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable          Filing Party:  Not applicable

Form or Registration No.:  Not applicable         Date Filed:  Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]  third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [_]  going-private transaction subject to Rule 13e-3.

         [_]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






PAGE








                  TEMPLETON DRAGON FUND ANNOUNCES TENDER OFFERS

                  JANUARY 4, 2002 -- PRESS RELEASE Q'S AND A'S

Q: HOW ARE THE RECENT ACTIONS TAKEN BY DRAGON FUND'S BOARD OF DIRECTORS RELATED
   TO THE DRAGON FUND'S "MEASUREMENT PERIOD" AS ANNOUNCED IN JUNE 2001?

A: As announced in a press release dated June 22, 2001, Dragon Fund's Board established a nine month "measurement period" (ending on April 30, 2002) for evaluating the discount of the market value of the Dragon Fund's shares from their net asset value. The press release stated that if the Dragon Fund's share have traded at an average discount from net asset value of 10% or more during the last 90 days of the "measurement period," (based on the closing price of every trading day during those 90 days), the Board will either: (i) commence a tender offer for a portion of the Fund's outstanding shares; or (ii) submit to shareholders a proposal to reorganize the Fund with either an open-end or closed-end investment company; or (iii) submit to shareholders a proposal to convert the Fund to an open-end investment company. Dragon Fund's Board believes that the Dragon Fund/Vietnam Fund reorganization and the Dragon Fund tender offers will satisfy and be consistent with the announcement made in the June 22, 2001 press release.

Q: HOW WILL DRAGON FUND SHAREHOLDERS BE NOTIFIED ABOUT THE COMMENCEMENT OF THE
   TENDER OFFER FOR SHARES OF DRAGON FUND?

A: A press release will be issued once the tender offer has commenced. When available, Dragon Fund shareholders will also receive written tender offer materials, including a tender offer statement, which will provide detailed information about the tender offer. Shareholders are urged to read these materials.

                                    * * * * *

Dragon Fund shareholders are advised to read the tender offer statement when it is available as it will contain important information. The tender offer statement, when it is available, and other documents filed by Dragon Fund with the SEC, including Dragon Fund's most recent annual report, will be available for free at the SEC's web site (www.sec.gov) or by calling Dragon Fund at 1-800-342-5236.